Exhibit 99.1

Borr Drilling Limited files its 2019 Annual Report on Form 20-F and releases its 2019 Sustainability and Corporate Governance Reports

Hamilton, Bermuda, June 15, 2020. Borr Drilling Limited (the “Company”) (NYSE: BORR, OSE: BDRILL) has on June 15, 2020 filed its Annual Report on Form 20-F for the Year Ended December 31, 2019 (the "2019 Annual Report"). Simultaneously, the Company has also released its 2019 Sustainability Report and Corporate Governance report. The reports are enclosed in this release.

The Company’s 2019 Annual Report can be downloaded from the SEC's website (www.sec.gov) and is also available on the Company’s website (www.borrdrilling.com). Hard copies of the Company's 2019 Annual Report can be ordered, free of charge, upon request by writing to us at:

Borr Drilling Limited
S.E. Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Or by email to: ir@borrdrilling.com

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward-Looking Statements

This press release and the reports referenced therein contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be preceded by, followed by or include the words "may", “believe”, “continue”, “estimate”, “expect”, “intends”, “should”, "plan", “will” or similar expressions. These statements include statements relating to our corporate strategy and corporate governance goals, including statements relating to the capital structure of the Company and management of associated risks, share price and dividend distribution and risk management and internal control, the impact of COVID-19, key sustainability initiatives for 2020 to 2022, our sustainability strategy and goals, milestones, ambitions and plans including those relating to workforce, safety, governance, sustainable supply chain development and the environment and other non-historical statements. These forward-looking statements are based on information available to us as of the date they were made and involve a number of risks and uncertainties which may cause them to turn out to be wrong, including risks related to our business and industry and other factors described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.